                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15df-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of March 2004

                        Commission File Number 000-50556


                        VIATEL HOLDING (BERMUDA) LIMITED
                 (Translation of registrant's name into English)


                                  INBUCON HOUSE
                                    WICK ROAD
                             EGHAM, SURREY TW20 0HR
                                 UNITED KINGDOM
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Viatel Holding (Bermuda) Limited (the "Company") has sent to its shareholders a notice of a special general meeting of the Company to be held on April 6, 2004 in Hamilton, Bermuda. The notice was accompanied by a form of proxy and a letter from the Chairman of the Company together with related materials.

                      ____________________________________

Attached and incorporated by reference in this Form 6-K are the following exhibits:

     Exhibit No.            Description
     -----------            -----------

        99.1                Letter from Chairman of Viatel
                            Holding (Bermuda) Limited and related attachments


        99.2                Form of Proxy

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.


                                        By: /s/  Stephen Grist
                                            ------------------------------------
                                            Name:  Stephen Grist
                                            Title: Chief Financial Officer


Date March 10, 2004

     Exhibit No.            Description
     -----------            -----------

        99.1                Letter from Chairman of Viatel
                            Holding (Bermuda) Limited and related attachments


        99.2                Form of Proxy